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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended: March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Federal Home Loan Bank of Pittsburgh

Full Name of Registrant

Former Name if Applicable
601 Grant Street

Address of Principal Executive Office (Street and Number)
Pittsburgh, Pennsylvania 15219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On April 28, 2009 and May 7, 2009, our regulator, the Federal Housing Finance Agency (“Finance Agency”), provided the Federal Home Loan Bank of Pittsburgh (“Bank”) and the other 11 Federal Home Loan Banks (“FHLBanks”) with guidance on the process for determining other-than-temporary impairment (“OTTI”) with respect to private-label mortgage-backed securities (“MBS”). The goal of the guidance is to promote consistency in the determination of OTTI for private-label MBS among all FHLBanks based on the understanding that investors in the consolidated debt of the FHLBanks can better understand and utilize the information in the combined financial reports if it is prepared on a consistent basis. Recognizing that many of the FHLBanks desired to early adopt Financial Accounting Standards Board Staff Position (“FSP”) FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”), the guidance also requires that all FHLBanks early adopt FSP FAS 115-2 in order to achieve consistency among the 12 FHLBanks and to follow certain guidelines for determining OTTI.
Under the guidance, each FHLBank continues to identify private-label MBS it holds that should be subject to a cash flow analysis consistent with generally accepted accounting principles (“GAAP”) and other regulatory guidance. To effect consistency in the cash flow analysis by ensuring the use of consistent key modeling assumptions, the Finance Agency guidance requires for the first quarter of 2009 that the Federal Home Loan Bank of San Francisco (“FHLBank San Francisco”) provide the other 11 FHLBanks with assumptions to be used by all FHLBanks for purposes of producing cash flow analyses used in analyzing credit losses and determining OTTI on MBS other than subprime, monoline insured and home equity MBS. The Bank is reviewing the modeling assumptions developed by FHLBank San Francisco for reasonableness before determining whether to accept them. In addition to using consistent modeling assumptions, the guidance requires for the first quarter of 2009 each FHLBank to conduct its own OTTI analysis utilizing a specified third-party risk model and a specified third-party detailed underlying loan data source. An FHLBank that does not have access to the required risk model and detailed underlying loan data source or does not meet the conditions for using an alternative risk model is required under the Finance Agency guidance to engage the FHLBank San Francisco or another FHLBank that has the required risk model and detailed underlying loan data source to perform the cash flow analysis underlying its OTTI determination. For the first quarter of 2009, the Bank has engaged the Federal Home Loan Bank of Indianapolis (“FHLBank Indianapolis”) to perform the cash flow analysis.
With respect to subprime MBS, the FHLBanks are required to have the OTTI analysis for the first quarter of 2009 run on a common platform as well. FHLBanks with these types of MBS are having the Federal Home Loan Bank of Chicago (“FHLBank Chicago”) perform the cash flow analysis. FHLBank Chicago has provided such FHLBanks with the related modeling assumptions and will provide the cash flow analysis for purposes of analyzing credit losses and determining OTTI on such MBS. The Bank is reviewing the modeling assumptions for reasonableness before determining whether to accept them. The Bank has these types of securities and is using the FHLBank Chicago to perform this cash flow analysis. FHLBank Chicago has provided the assumptions used to model the cash flows on these securities to the Bank. The Bank is still determining whether OTTI cash flow analysis for its home equity MBS will be performed by the Bank or another FHLBank.
Depending on the types and numbers of certain securities owned by each FHLBank, the degree of change in an FHLBank’s prior OTTI determination process, the level of assistance required from FHLBank San Francisco (or other contracted FHLBank), and the implementation of appropriate internal controls for the information obtained from the contracted FHLBank, an FHLBank may be delayed in filing its Form 10-Q. Because the Bank is in the process of significantly modifying its determination process for OTTI to achieve consistency with the other FHLBanks, including obtaining the cash flow analyses from the FHLBanks of Indianapolis and Chicago and implementation of related internal controls, the Bank will not be able to file its quarterly report on Form 10-Q for the period ended March 31, 2009 by the due date of May 15, 2009.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Kristina K. Williams	412	288-5117

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑   No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☑   No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Bank anticipates that its results of operations will be significantly different for the quarter ended March 31, 2009, as compared to the quarter ended March 31, 2008. Net income for the quarter ended March 31, 2008 was approximately $57.5 million. As otherwise explained in this filing, the Bank is not currently able to provide an estimate of net income for the first quarter of 2009.
The Bank expects a significant decrease in net interest margin and net interest income for the quarter ended March 31, 2009, compared with the first quarter of 2008, due to the significant decline in interest rates combined with lower outstanding average loans to members. Net interest income before provision for credit losses for the quarter ended March 31, 2008 was approximately $90 million and net interest margin was 0.35%.
The Bank also expects to record a material charge which will be reflected in its first quarter 2009 results of operations associated with the receivable related to its pending adversary proceeding against Lehman Brothers Special Financing, Inc. and J. P. Morgan Chase Bank, N.A., as described in its 2008 Annual Report filed on Form 10-K (Form 10-K). As noted in the Form 10-K, the Bank stated that a loss was probable on this adversary proceeding, but the Bank was unable to reasonably estimate the amount of the loss that had been incurred.
Finally, under the adoption of FSP FAS 115-2 as discussed above, the Bank expects a material positive adjustment to retained earnings for the cumulative effect of adoption. The Bank did not record an other-than-temporary impairment charge on its investment portfolio during the three months ended March 31, 2008, but it did record an other-than-temporary impairment charge on its investment portfolio for the year ended December 31, 2008. See the Bank’s Form 10-K. The Bank continues to perform its OTTI analysis as of March 31, 2009 and does not currently have an estimate of the first quarter 2009 OTTI charge under the provisions of FSP FAS 115-2.
Forward Looking Statement Caution
This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Actual performance or events may differ materially from that expected or implied in forward-looking statements because of many factors. Such factors may include, but are not limited to, general economic conditions (including effects on, among other things, mortgage-backed securities), the Bank’s ability to maintain adequate capital levels (including meeting applicable regulatory capital requirements), changes in our membership profile, demand for advances, changes in projected business volumes, business and capital plan adjustments and amendments, regulatory actions or approvals, competitive pressure from alternative member funding sources, government actions and programs in response to the credit crisis, accounting adjustments or requirements, interest-rate volatility, our ability to appropriately manage our cost of funds, the cost-effectiveness of our funding, hedging and asset-liability management activities, and shifts in demand for our products and consolidated obligations. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. The Bank does not undertake to update any forward-looking statements made in this announcement. Additional risks that might cause the Bank’s results to differ from these forward-looking statements are provided in the Bank’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. All forward-looking statements contained in this attachment to Form 12b-25 are qualified in their entirety by this cautionary notice. The reader should not place undue reliance on such forward-looking statements, since the statements speak only as of the date that they are made and the Bank has no obligation and does not undertake publicly to update, revise or correct any forward-looking statement for any reason.
Federal Home Loan Bank of Pittsburgh
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2009	By /s/ Kristina K. Williams
Chief Financial Officer